[COMPANY LOGO]
Peoples Financial Corporation
P.O. Box 529
Biloxi, MS 39533
August 22, 2005
Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W., Stop 5-10
Washington, D.C. 20549
Re:	Peoples Financial Corporation File No. 1-12103 Your Letter Dated August 10, 2005
Dear Mr. Hartz:
          Peoples Financial Corporation (the “Corporation”) received the above-referenced letter and is pleased to provide the following response.
•	Describe the Nature of the Original Claim and Settlement in 2000
          The Corporation’s subsidiary, The Peoples Bank, Biloxi, Mississippi, (the “Bank”) filed suit against USF&G in 1998 to recover damages for USF&G’s bad faith failure to defend and indemnify the Bank in connection with a lawsuit filed against the Bank in 1996.
          Paul Minor (“Minor”), a local plaintiff’s attorney and valued customer of the Bank, represented the Bank on a contingent basis. The suit was originally filed in the Chancery Court of Harrison County, Mississippi, and assigned to Chancellor J.N. Randall.
          The case was transferred to Judge Wes Teel (“Teel”) in December 2000. Teel had previously handled some discovery matters in the case.
          The parties filed competing motions for summary judgment. Teel granted summary judgment in the Bank’s favor on the issue of liability. Teel subsequently presided over a settlement conference in which he expressed his opinion about the value of the case in monetary terms. The case was settled on December 24, 2001, for $1.5 million.
•	Describe the Alleged Basis for the Insurance Company’s Suit Against You
          On November 12, 1998, the Bank made a routine $25,000 loan to Teel secured, in part, by Minor’s personal guaranty. This loan was repaid on February 25, 2000 by someone other than Minor or Teel.

Mr. John Hartz
August 22, 2005

          In July of 2003, Minor, Teel and two other judges were indicted for alleged fraud, bribery, etc. involving various events, including allegations concerning the Bank v. USF&G lawsuit. The indictment alleged that Minor guaranteed the loan for Teel, paid interest on the loan, repaid or arranged for the repayment of the loan and gave Teel other things of value in exchange for, among other things, Teel’s favorable ruling for the Bank v. USF&G case. Neither the Bank nor any Bank employee was indicted.
          Following these indictments, USF&G filed a civil action against Minor, Teel and the Bank alleging fraud, etc. in connection with the outcome of the Bank v. USF&G lawsuit. The complaint demands $2.5 million in compensatory damages and $10 million in punitive damages, prejudgment interest and attorneys’ fees, etc. The USF&G v. Bank suit alleges fraud, misrepresentation, concealment and negligence on the theory that the Bank knew of the Minor/Teel financial relationship or that Minor was the Bank’s agent for whom it is vicariously liable.
•	Provide a More Detailed Update on This Suit, Including Current Status, Legal Assumptions Relied on and the Uncertainties Involved
          The USF&G v. Bank suit was stayed until 30 days following the completion of the criminal case. There has been no discovery.
          The criminal case against Minor, Teel, et al was concluded on August 12, 2005. No guilty verdicts were returned. The defendants received not guilty verdicts on several counts and there was no verdict (mistrial) on a number of other counts, including the Bank v. USF&G matter.
          The U.S. Attorney’s office has indicated that it intends to retry Teel and Minor on the fraud and bribery charges related to the Bank v. USF&G matter. The USF&G v. Bank suit will remain subject to the stay order until the criminal matters are concluded.
          The Bank’s understanding is that even if Minor and/or Teel are convicted in the criminal case, those convictions will only control USF&G’s case against Minor and Teel, not USF&G’s case against the Bank.
          The facts of the case and the legal theories of USF&G and the Bank in connection with the USF&G v. Bank case suit are not well developed at this stage.
          The Corporation understands that this litigation, as with any litigation, is inherently uncertain. However, at this stage, we do know that (1) the Bank hired Minor before he guaranteed Teel’s loan, (2) at the time the loan was made, Teel was not involved in the case, (3) there is no reason to believe that any Bank personnel directed or conspired with Minor to have the case transferred to Teel.

Mr. John Hartz
August 22, 2005

•	Tell Us Whether it is Reasonably Possible that You May Incur a Loss in this Matter.
          It is reasonably possible that the Corporation may incur a loss in this matter. For that reason, the Corporation disclosed this lawsuit in its filings. At this point, the Corporation has no reason to conclude that a loss is “probable” and cannot reasonably estimate the amount of any possible loss.
•	Tell Us Whether You Have Accrued any Potential Settlement Amounts Related to this Matter, and if so, Provide a Roll-Forward Since Inception, Through Your Response Date.
          No liability for the USF&G v. Bank lawsuit has been accrued. At this point, the Corporation has no reason to categorize this as “probable” loss and the Corporation cannot reasonably estimate the amount of any possible loss. This conclusion is based on relevant legal advice, the fact that this lawsuit is in its very earliest stages with no discovery having been undertaken and the Corporation’s resolve to vigorously contest this case.
•	Tell Us Whether You have Incurred Legal Costs and How Much to-Date.
          The following legal costs have been incurred in connection with the USF&G v. Bank lawsuit:

2003	$29,740.32
2004	$34,607.43
2005	$81,866.86
          The increased expense in 2005 resulted from the fact that the Bank engaged an attorney to attend the criminal trial.
•	Tell Us Whether You Have Accrued Any Legal Expenses To-Date and, if so, Provide a Roll-Forward of such Accrual since Inception Through Your Response Date.
          We have not accrued a liability for anticipated legal expenses in the USF&G/Bank suit. The legal expenses on this case have been booked as the Bank receives invoices from its attorneys.
          Until the criminal case resumes, we do not anticipate any significant amount of legal fees and expenses in connection with this lawsuit. The retrial of the criminal case has not been scheduled.

Mr. John Hartz
August 22, 2005

•	Explain to Us Your Accounting Policy for Legal Expenses.
          In the regular course of business, the Corporation evaluates estimated costs related to litigation and, in accordance with FASB 5, a provision is made for anticipated losses whenever management determines that such losses are probable and can be reasonably estimated.
          Management has carefully considered the facts relating to this lawsuit and has determined that no provision for legal expenses should be recorded relating to the USF&G v. Bank suit at this time. Management will continue to monitor future developments, and at such time that it is determined that a provision is required under generally accepted accounting principles, one will be recorded.
          In connection with the foregoing response, we acknowledge that:
          1. The Corporation is responsible for the adequacy and accuracy of the disclosure in its filings.
          2. Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing.
          3. The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Sincerely yours,

/s/ Chevis C. Swetman Chevis C. Swetman
Chairman, President and CEO

/s/ Lauri A. Wood Lauri A. Wood
Chief Financial Officer